Exhibit 99.1

Electra Announces Voting Results of its 2022 Annual Meeting of Shareholders

TORONTO, Ontario--(BUSINESS WIRE)--November 11, 2022--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced voting results of its 2022 annual meeting of shareholders held yesterday, November 10, in Toronto.

A total of 6,708,848 common shares, or 20.5% of Electra’s issued and outstanding shares were represented in person or by proxy at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the re-appointment of KPMG as external auditors.

On a vote by ballot, each of the five director nominees listed in the management circular were elected to serve until the next annual meeting of shareholders or until their replacement is named:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	3,104,302	93.14%	228,637	6.86%
John Pollesel	3,284,707	98.55%	48,233	1.45%
Garett Macdonald	3,285,881	98.59%	47,059	1.41%
CL “Butch” Otter	3,273,653	98.22%	59,287	1.78%
Susan Uthayakumar	3,264,517	97.95%	68,422	2.05%

2022 LTIP

At the Meeting, shareholders also approved an amended and restated Long-Term Incentive Plan (the “2022 LTIP”), as described in the Circular. The 2022 LTIP was amended to reflect the Company’s April 13, 2022 share consolidation (the “Consolidation”) and changes made to the policies of the TSX Venture Exchange (the “TSXV”) as they relate to security-based compensation. The revisions made include changes of a housekeeping nature, as well as revising the number of options (“Options”), Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) from 25,500,000 Options to 1,416,667 Options; from 5,000,000 PSUs to 277,778 PSUs; from 4,500,000 RSUs to 250,000 RSUs; and from 7,000,000 DSUs to 388,888 DSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 LTIP be revised from 42,000,000 Common Shares to 2,333,333 Common Shares on a post-Consolidation basis. There were no increases or decreases to the number of Common Shares reserved for issuance under the 2022 LTIP other than the adjustments made to reflect the Consolidation.

ESP Plan

Shareholders also approved a new Employee Share Purchase Plan for the Company (the “ESP Plan”). The ESP Plan provides eligible employees of the Company and certain of the Company’s designated affiliates, who wish to participate in the ESP Plan (each, an “ESP Plan Participant”), with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, for: (i) advancing the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and its designated affiliates in a competitive labour market; and (ii) aligning the interests of the employees of the Company with those of the Shareholders through a culture of ownership and involvement. A maximum of 1,000,000 Common Shares are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding.

The 2022 LTIP and ESP Plan were conditionally approved by the TSXV on September 29, 2022 and remain subject to final acceptance of the TSXV.

The Company’s full voting results at the meeting are available on SEDAR.

Corporate Matters

The Company has issued 35,924 Deferred Share Units (DSUs) to directors as compensation for their services. In accordance with the Company’s 2022 Long-Term Incentive Plan, the DSUs were priced based on today’s closing price of the Company’s common shares on the TSX Venture Exchange. DSUs vest immediately but may not be exercised until a director ceases to serve on the Board, thus aligning director interests with shareholders. The Company has also granted certain officers incentive stock options to purchase an aggregate of 130,000 common shares of Electra exercisable at today’s closing price of $3.21 for a period of up to five years. The stock options will vest in three equal tranches on the first, second and third anniversary of the grant date. Long-term incentive grants are a key retention and incentive tool for key employees and new hires and remain subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891